Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: August 15, 2008

Second Quarter Results Webcast
August 13, 2008

DELIVERING

DISCIPLINED

GROWTH

Cautionary Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this presentation, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this presentation unless otherwise stated. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management’s financial outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial outlook and may not be appropriate for any other purpose.

The forward-looking information set forth in this presentation is subject to various risks and other factors which could cause actually results to materially differ from those expressed or implied in the forward-looking information, and in addition the forward-looking information reflects various estimates and assumptions of management. These risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors”, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis , the “Risk Factors Related to the Offer” section of our offer and take-over bid circular filed in respect of Aurelian Resources Inc. (the “Aurelian Bid Circular”), and the “Cautionary Statement on Forward-Looking Information” in our news release dated August 12, 2008, to which readers are referred and which are incorporated by reference in this presentation. In addition, all forward-looking statements made in this presentation are qualified by the full “Cautionary Statement on Forward-Looking Information” in such news release. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian Resources Inc. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed the Aurelian Bid Circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which includes the Aurelian Bid Circular. Investors and security holders are urged to read the Aurelian Bid Circular because it contains important information. Investors may obtain a copy of the Aurelian Bid Circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The Aurelian Bid Circular and these other documents may also be obtained on Kinross’ website.

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Speakers

Tye W. Burt	Thomas M. Boehlert	Tim C. Baker
President & Chief Executive Officer	EVP & Chief Financial Officer	EVP & Chief Operating Officer

Highlights

•                  Q2’08 production increased 22% from Q1’08

•                  Kupol produces 51,487 Au eq. oz. (Kinross’ 75% share)

•                  Commissioning begins at the Paracatu Expansion project

•                  Kettle River – Buckhorn on track for start-up in October

•                  Continued portfolio optimization through the sale of the Julietta mine (Russia)

•                  Declared $0.04/sh dividend (Sept. 23 ‘08 record date)

•                  Friendly offer for Aurelian Resources Inc.(1)

(1)   Refer to final slide endnote #1.

Bid for Aurelian Resources(1)

•                  Kinross announces a friendly offer to acquire all outstanding shares of Aurelian Resources Inc.

•                  Offer is unanimously endorsed by the Aurelian Board of Directors and Management

•                  0.317 of a Kinross share + 0.1429 of a Kinross warrant offered per Aurelian share

•                  Bid expires September 3, 2008

(1)   Refer to final slide endnote #1.

Q2’08 Production & Costs

Gold equivalent ounces

•      Produced

•      Sold

Cost of sales (US$/oz.)(2)

(i)        Before an incremental fair value inventory charge relating to the La Coipa acquisition.

(2)       Please refer to final slide endnote #2.

Q2’08 Financial Results

Adjusted net earnings(3)	$55.8 mm	$(0.09/sh)

Minus:
• Foreign currency translation losses on future income and mining tax liabilities	$17.1 mm
• Unrealized non-hedge derivative losses	$12.7 mm

Reported net earnings	$26.0 mm	$(0.04/sh)

Cash flow from operating activities (before changes in working capital)	$110.8 mm	$(0.18/sh)
Changes in working capital items	$150.5 mm
Capital expenditures	$184.5 mm

(3)   Please refer to final slide endnote #3.

2008 Outlook(4)

Revised guidance

	Previous 2008e	Revised 2008e
Production	1.9 – 2.0 mm oz. Au eq	1.8 – 1.9 mm oz. Au eq
Cost of Sales ($/oz)	$385 – $395/oz	$425 - $445/oz

Key sensitivities

Sensitivity	Approximate impact on cost of sales
10% change in foreign exchange	$13/Au eq oz.
$10 change in price per barrel of oil	$4/Au eq oz.
$100 change in gold price (royalty impact)	$6/Au eq oz.

Key assumptions

Index	January 2008 assumption	First Half 2008 (average)	Second Half 2008 (forecast)
Gold Price	$700 oz	$910 oz	$920 oz
Oil Price	$80 bbl	$111 bbl	$125 bbl
Brazilian Real: USD	1.75	1.70	1.70
Canadian Dollar: USD	1.00	1.01	1.00
Russian Rouble: USD	25	24	24
Chilean Peso: USD	530	467	490

(4)   Please refer to final slide endnote #4.

Kupol(5)

•                  Started up on time in May 2008, commissioning in progress

•                  First gold pour announced May 30, 2008

•                  Produced 68,649 gold eq. oz. in June (100% basis)

•                  Mill ramp up has proceeded well

•                  High grade stockpiles averaging (in June):

•   36 grams per tonne gold

•   427 grams per tonne silver

•                  ‘08e production: 365k – 390k gold eq. oz.(5)

•                  ‘08e cost of sales: $235 - $245/oz.(5)

(5)   Please refer to final slide endnote #5.

Paracatu Expansion Project(6)

•                  Commissioning began on schedule in July

•                  First production expected in late September

•                  Full production expected by year-end

•                  Expansion is expected to increase 2008 gold production to ~245k – 265k oz at ~$455-475 per oz (6)

•                  Costs will decline as it reaches full production

(6)   Please refer to final slide endnote #6.

Kettle River – Buckhorn(7)

•                  Construction of surface facilities substantially complete

•                  Mine access road ~90% complete

•                  Mine development work continues

•   Focus divided between upper and main portals

•                  Start-up is on schedule (October 2008)

•                  ‘08e production: 20k – 30 k oz.(7)

•                  ‘08e cost of sales: $315 - $335/oz(7)

(7)   Please refer to final slide endnote #7.

Fort Knox Expansion(8)

•                  Approximately 57% complete

•                  Construction on schedule and on budget

•                  Start-up of leaching operations scheduled for mid-2009

•                  Expansion extends Fort Knox mine life to 2018 (from 2013)(8)

•                  Increases production to avg. 370k oz. for 5 yrs. from 2010

•                  Reduces avg. LOM cost of sales to ~$390/oz.

•                  All permits and approvals in place

(8)   Please refer to final slide endnote #8.

Q2 Operating results

Mine	Ounces Produced (Au eq)	Ounces Sold (Au eq)	Cost of Sales (US$ mm)	Cost of Sales (US$ /oz)
Fort Knox	85,609	75,720	$34.4	$454
Round Mountain	65,570	67,538	$30.9	$458
Paracatu	47,338	52,150	$23.8	$456
La Coipa	60,376	47,941	$19.2	$400
Crixas	22,310	21,569	$6.6	$306
Maricunga	57,260	48,806	$26.6	$545
Julietta	16,082	16,909	$12.7	$751
Kupol	51,487	—	—	—
Total:	406,032	330,633	$154.2	$466

Kinross key objectives for 2008

☒          Increased reserves organically

☒          Strengthened balance sheet with convertible financing

☒          Fort Knox optimization approved

☒          Dividend declared

☒          Produced first company-wide Corporate Responsibility Report

☒          Enhanced exploration pipeline

☒          Kupol start-up

☐            Close & integrate combination with Aurelian

☐            Paracatu expansion start-up (Q3)

☐            Buckhorn start-up (Q4)

☐            Cerro Casale – update plans (Q4)

Endnotes

(1)                                 For full transaction terms and conditions, please refer to our offer and take-over bid circular filed in respect of Aurelian Resources Inc., available on our website at www.kinross.com

(2)                                 Cost of sales per ounce is defined as cost of sales per the financial statements divided by the number of gold equivalent ounces sold.

(3)                                 Adjusted net earnings is a non-GAAP measure and represents net earnings before foreign currency losses on future income taxes and unrealized non-hedge derivative losses, and other items such as the write-off of fair value adjustments in respect of purchase accounting

(4)                                 For more information relating to Kinross’ production and cost estimates for 2008, please refer to the Kinross press release dated August 12, 2008, available on our website at www.kinross.com

(5)                                 For more information on the status, production and cost outlook of the Kupol mine in 2008, please refer to the press release dated August 12, 2008, available on our website at www.kinross.com

(6)                                 For more information on the status, production and cost outlook of the Paracatu Expansion Project in 2008, please refer to the press release dated August 12, 2008, available on our website at www.kinross.com

(7)                                 For more information on the status, production and cost outlook of the Kettle River – Buckhorn project in 2008, please refer to the press release dated August 12, 2008, available on our website at www.kinross.com

(8)                                 For more information on the status of the Fort Knox heap leach project, please refer to the Kinross press releases dated February 21, 2008 and August 12, 2008, both available on our website at www kinross com

Cautionary Note to Shareholders in the United States

Information in this presentation, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this presentation, including the documents incorporated by reference herein, uses terms such as “indicated mineral resources” and “inferred mineral resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities law, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category. Therefore. United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this presentation or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 – Standards of Disclosure for Mineral Project (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this presentation have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.